Exhibit 12

United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$6,674	$974	$5,776	$5,290	$3,073
Add: Interest expense	380	393	348	354	445
Add: Interest factor in rental expense	192	206	210	205	207
Total earnings	$7,246	$1,573	$6,334	$5,849	$3,725

Fixed charges:
Interest expense	$380	$393	$348	$354	$445
Interest capitalized	14	18	17	18	37
Interest factor in rental expense	192	206	210	205	207
Total fixed charges	$586	$617	$575	$577	$689

Ratio of earnings to fixed charges	12.4	2.5	11.0	10.1	5.4